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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sprott Inc. (the “Company”):

We consent to the use of:
•our report of independent registered public accounting firm dated February 18, 2026 on the consolidated financial statements of the Company which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, and
•our report of independent registered public accounting firm dated February 18, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2025.
We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 (File No. 333-242456) of the Company.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

February 19, 2026
Toronto, Canada
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